LICENSE AGREEMENT


        This Agreement is made effective the 17th day of September, 1996, by and between Membrex, Inc. (hereinafter called "Membrex"), a corporation organized and existing under the laws of Delaware, and Clearwater Diagnostics Company LLC(hereinafter called "CDC"), a limited liability company organized under the laws of Delaware, together hereinafter called the Parties.

        WHEREAS, Membrex has developed certain technology as described in the "LICENSED TECHNOLOGY" section herein, and Membrex is willing to grant a license on the LICENSED TECHNOLOGY to CDC;

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, the parties covenant and agree as follows:


        Section 1:  Definitions

        1.1 "LICENSED TECHNOLOGY" shall refer to and mean non-flat membrane plate Vortex Flow Filtration systems and membrane filters used in such systems to concentrate substances from water samples. Such LICENSED TECHNOLOGY also shall refer to and include (i) United States Patents: 4,876,013, 4,790,942, and any additional related patents in the U.S. owned or licensed by Membrex,
(ii) all foreign equivalents thereof.

        1.2. "Field of Use" shall mean only the detection of infectious disease agents such as Cryptosporidium parvum in water sources including ground water, surface water, drinking water, bottled water, sanitary waste water, cooling towers and water and waste water in non-food and non-beverage industrial manufacturing and processing segments. The Field of Use specifically excludes food and beverage applications, including the testing of any components thereof in food and beverage manufacturing plants or the testing of fluids used in the manufacture or processing of such products. Detection of non-infectious disease agents , including but not limited to, chemicals, carcinogenic agents, metals, and other contaminants are specifically excluded from the Field of Use and from this License Agreement.

        1.3 "Products" as used herein shall refer to and mean Vortex Flow Filtration devices.

       1..4       "Disposables" as used herein shall refer to and mean Membrane
Filter Cartridges.

       1.5 "Membranes" as used herein shall refer to and mean membrane filters used in the "Disposables"

       1.6 "Direct Cost" shall mean direct manufacturing costs including materials, labor, QA and QC costs, and manufacturing overheads.

       1.7 "LLC Agreement" shall mean that certain Limited Liability Company Agreement between Membrex and ImmuCell Corporation dated
September 17, 1996.

        Section 2:  Grant

        2.1 License: Membrex hereby grants to CDC an exclusive worldwide royalty free license to make, use, distribute, lease and sell Products, Disposables, spare parts and services based on the Products and Disposables, within the scope of LICENSED TECHNOLOGY in the Field of Use but in no other field of use. Membrex also grants to CDC an exclusive worldwide license to use, distribute, lease and sell the Membranes within the scope of the LICENSED TECHNOLOGY in the Field of Use but in no other field of use.

        2.2 Sub-licenses. CDC may grant sub-licenses of the LICENSED TECHNOLOGY in the Field of Use to third parties. Any agreement granting a sub-license shall require that the sub-license be subject to the terms and termination of this License Agreement and the LLC Agreement. CDC's sub-licenses to third parties do not carry any rights to further sub-license the LICENSED TECHNOLOGY. CDC shall have the same responsibility for the activities of any sub-licensee as if the activities were directly those of CDC.

        2.3 License Fee. CDC agrees to pay a license fee of $100 within seven days after the date this Agreement is fully executed by both parties.

        2.4 Neither CDC nor any Sub-licensee shall obtain rights of any kind in the LICENSED TECHNOLOGY other than the rights specifically set forth herein.


        Section 3:  Supply Of Product And Disposables


        3.1 Membrex shall sell to CDC and CDC shall buy from Membrex all of CDC's order requirements for Membranes for incorporation into its kits, devices, reagents, parts and services at Membrex's Direct Cost. All sales to CDC by Membrex are FOB Membrex plant and any shipping cost, insurance, taxes
and other fees are the responsibility of CDC.    Membrex may sell to CDC and
CDC may buy from Membrex the order requirements for Product and Disposables for incorporation into CDC's kits, devices, reagents, parts and services at prices as may be agreed by the Parties. If CDC elects to buy the order requirements for Product and Disposables from an outside third party, then CDC will reimburse Membrex for the direct cost of its production molds.

        3.2 CDC shall sell to sub-licensee such Products, Disposables and Membranes as may be required by the sub-licensee for use in the Field of Use and buy such Products, Disposables and Membranes from Membrex in accordance with the terms and conditions contained herein. CDC may alternatively sub-license the rights to manufacture Products and Disposables, for use in the Field of Use, but not Membrex Membranes, except as provided in Section 14.

        3.3 Forecasts and Orders by CDC: On or before November 15, 1996 and on or before November 15 of each year thereafter throughout the term of the Agreement, CDC will provide a written Blanket Purchase Order ('PO') for the Product and Disposables for the next calendar year. In addition, CDC will provide a monthly rolling forecast of its requirements for the Product and Disposables for the next succeeding three month period with the first month of such forecast representing a firm shipment call-off from the Blanket PO. CDC will provide such monthly rolling forecast on the first day of the three month period that it covers.

        Upon notification by Membrex of the date of the commencement of Year 1, CDC will provide its Blanket PO for the balance of the calendar year 1996 and an initial three month rolling forecast. This forecast will be provided within one month of notification of the commencement of Year 1 or three months prior to the commencement of Year 1, whichever is later.

        Membrex will not be in default of this Agreement pursuant to Sections 2 and 6 hereof if it fails to meet increased order requirements of the Product by CDC which exceed ten percent (10%) of the original forecast for any given month in the three month window of the CDC forecast. Membrex will not be in default during the first six (6) months of Year one (1) provided it supplies against firm CDC orders the quantity of Product and Disposables ordered by CDC or at least 100 units, whichever is less. Membrex will not be in default of this Agreement pursuant to Sections 2 and 6 hereof if it fails to meet increased firm orders for the Product and Disposables by CDC for any month that exceeds one hundred and twenty five percent (125%) of one twelfth (1/12) of the annual CDC Blanket forecast. Notwithstanding the foregoing, Membrex will make its best faith efforts to supply sufficient Product and Disposables to meet CDC's Blanket PO and subsequent monthly Blanket PO call-off's. Membrex will not be in default of this Agreement if it cannot meet CDC order requirements based on the timing and/or delays in completing the necessary molds for the Product and Disposables. Membrex will make a good faith effort to complete such molds in a timely fashion.

        Membrex shall deliver those quantities of the Product and/or Disposables to CDC ordered by CDC pursuant to a firm PO release no later than sixty (60) days after the date that CDC issues the firm release, FOB Membrex, together with an invoice for the Product(s) and/or Disposables. CDC shall pay such invoice for the Product(s) and/or Disposables within thirty (30) days after receipt by CDC of quantities of the Product and/or Disposables ordered by CDC. Notwithstanding the foregoing, in the event CDC notifies Membrex within ten (10) days of receipt of the Product and/or Disposable of their non-conformity to the final written specifications for the Product, to be agreed upon by the Parties, CDC shall be entitled to return such non-conforming goods to Membrex, and CDC shall not be required to pay any invoices for such non-conforming goods.

        In the event that Membrex makes purchasing commitments to its suppliers based on CDC Blanket PO's for volume delivery of components as a means of achieving lower component prices for the Product and / or Disposables and CDC falls short of purchasing the number of units of the Product and / or Disposables in the Blanket PO by CDC and Membrex is unable to satisfy such purchasing commitments to its suppliers for volume delivery of components and incurs higher component costs as a direct result of CDC's failure to meet its Blanket PO as noted above, CDC shall pay the Direct Cost associated with the higher components cost.


        Section 4:  Direct Cost Auditing

        Membrex shall keep written records of Direct Costs for reasonable periods of time but in no case for a period longer than two (2) fiscal years.
A maximum of two (2) audits per year can be scheduled by CDC's duly authorized independent auditor acceptable to Membrex. Such records shall be available for inspection during all reasonable business hours and are subject to the Confidentiality Agreements signed by Membrex and CDC.

        Section 5:  Certain Warranties of Membrex

        5.1 Membrex warrants that it has no knowledge that would prevent it from granting the License contemplated by this Agreement. However, nothing in this Agreement shall be construed as: (i) a warranty or representation by Membrex as to the validity, enforceability or scope of any LICENSED TECHNOLOGY or as to its effectiveness or as to any results or advantage to be achieved by its use, (ii) a warranty or representation that anything made, used, sold or otherwise disposed of or otherwise commercialized under this Agreement or the License granted in this Agreement will or will not infringe patents or other rights of any kind of third parties, (iii) an obligation to bring or prosecute actions or suits against third parties for infringement of LICENSED TECHNOLOGY, and (iv) an obligation to obtain, maintain, assert, or defend any intellectual property rights. Notwithstanding the foregoing, CDC agrees to assist Membrex, at no cost to itself, including agreeing to be named as a party plaintiff in any legal action, in the event that Membrex decides to pursue third party infringers of the Licensed Patents.

        5.2    MEMBREX MAKES NO REPRESENTATIONS, EXTENDS NO WARRANTIES
OF ANY KIND, EITHER EXPRESS OR IMPLIED, AND ASSUMES NO RESPONSIBILITIES WHATSOEVER WITH RESPECT TO USE, SALE, OR OTHER DISPOSITION BY CDC, ITS SUBLICENSEES OR ITS VENDEES OR OTHER TRANSFEREES OF PRODUCTS, DISPOSABLES OR MEMBRANES INCORPORATING OR MADE BY USE OF LICENSED TECHNOLOGY UNDER THIS AGREEMENT.

        5.3 Nothing contained in this Agreement shall be construed to convey to CDC any ownership rights, proprietary interest or other rights or interest of any kind, except for the non-transferable License and right to use the LICENSED TECHNOLOGY in the manufacture, distribution, sale and lease of Products, Disposables and Membranes which is expressly granted by this Agreement. CDC covenants and agrees that it shall not at any time during the term of this Agreement challenge or contest the ownership of the LICENSED TECHNOLOGY, or trademark or tradename used by Membrex ('TRADEMARKS'), including
the trademark and tradename "Membrex."   CDC shall not challenge the validity
or enforceability of any of the Patents and/or TRADEMARKS associated with this License, nor do anything that in any way tarnishes them or otherwise impairs their value.


        Section 6:  Term And Termination

        6.1 The term of this License shall begin on the effective date of this Agreement and continue until the earlier of (i) twenty five (25) years from the effective date of this Agreement or (ii) the date on which CDC is dissolved, (iii) the inability to obtain sufficient financing within one
(1) year from the effective date of this Agreement to operate CDC's business for at least eighteen (18) months, or (iv) a petition for bankruptcy is filed by or against CDC or (v) liquidation or other State proceedings are instituted by or against CDC.

        6.2 CDC may terminate this Agreement at any time by giving at least thirty (30) days' written notice of such termination to Membrex. In the event that CDC terminates this Agreement, CDC shall reimburse Membrex for the cost of any Products, Disposables and spare parts purchased or ordered by Membrex to meet CDC's Blanket PO's or forecast requirements. In the event that
 CDC terminates this Agreement, CDC shall agree to buy any molds used in the manufacture of Product or Disposables that Membrex chooses to sell for a price not to exceed their current book value.

        6.3 If CDC at any time defaults in the timely payment of any monies due to Membrex or commits any breach of any other covenant herein contained, and fails to remedy such breach within ninety (90) days after written notice thereof by Membrex, Membrex may, at its option, terminate this Agreement by giving written notice of termination to CDC.

        6.4 Upon the termination of this Agreement, CDC shall remain obligated to pay any outstanding monies owed for Product and Disposables sold by Membrex to CDC and the following sections shall survive termination or expiration of this Agreement: Sections 5, 8, 9, 10, 12, 15, and 16.

        6.5 Upon the termination of this Agreement, all rights to LICENSED TECHNOLOGY will revert to Membrex, the license to CDC and any sub-licensees shall immediately cease, and Membrex shall have no further obligations to sell product to CDC or any sub-licensee nor shall CDC have any further rights to grant sub-licenses, manufacture or have manufactured the LICENSED TECHNOLOGY. Upon the occurrence of any of the events in this Section 6, Membrex shall have the right to withdraw from CDC and have returned its Capital Account and Capital Contribution as defined in the LLC Agreement.


        Section 7:  Assignability

        This Agreement may not be transferred or assigned by CDC except with the prior written consent of Membrex.


        Section 8:  Patents

        8.1 The PATENTS and all new patent applications to be submitted, new patents to be granted and technology relating to the Product, Disposables and/or Membranes shall be owned exclusively by Membrex except as provided herein. Improvements, if patentable, will be owned as provided herein. The Parties will share the use of any such Improvements to the Product. During the term of this Agreement, the Parties hereby grant to each other a royalty-free cross license with respect to the Improvements. With respect to Improvements that are the result of joint efforts of CDC and Membrex, both parties shall have the right to use such jointly developed Improvements in perpetuity, subject to the provisions herein.

               Notwithstanding the foregoing provision, the parties hereby acknowledge and agree that any and all Improvements to the Product made during the term of this Agreement and for three (3) years thereafter, that can only reasonably be used with the Product shall be the sole and exclusive property of Membrex, and all Improvements that can also be used in connection with products in addition to the Product shall be the sole and exclusive property of the respective inventing party or parties.

        8.2. New Technology: Membrex and CDC may cooperate in the development of new technology (i.e., not an Improvement to the Product). The parties shall negotiate in good faith with respect to the funding of the development of any such new technology. New patentable technology which arises from such a cooperation will be owned jointly by the Parties and for their exclusive use, subject to any mutual written consent to the contrary.


        Section 9:  Confidentiality

        CDC and Membrex acknowledge that during the course of this Agreement, it may be necessary for either party to disclose its confidential, proprietary information to the other party. Membrex and ImmuCell have previously entered into Secrecy Agreements dated October 18th, 1994 and October 24, 1994 (hereinafter the "Secrecy Agreement"). The terms of the Secrecy Agreement are hereby incorporated herein and made binding to CDC as if CDC were a party to such Secrecy Agreement. CDC and Membrex agree to extend that Secrecy
Agreement effective through December 31, 2001.   Notwithstanding the provisions
of that Secrecy Agreement, each party shall have the obligation to identify all PROPRIETARY INFORMATION (defined as "Information" in the Secrecy Agreement) that it has disclosed to the other party to date. For PROPRIETARY INFORMATION disclosed after the date of execution of this Agreement, the parties shall have the obligation to designate that information that is PROPRIETARY INFORMATION under the Secrecy Agreement. If PROPRIETARY INFORMATION is disclosed orally, the disclosing party shall have the obligation to identify the information as PROPRIETARY INFORMATION at the time of disclosure and confirm that such information is PROPRIETARY INFORMATION within thirty (30) days after such oral disclosure.


        Section 10:  Severability

        In the event that any one or more provisions of this Agreement shall be declared to be illegal or unenforceable under the law, rule or regulation of any government having jurisdiction over the parties hereto, such illegality or unenforceability shall not affect the validity or enforceability of the other provisions hereof, and the parties hereto shall agree upon the modification of this Agreement with respect to such illegal or unenforceable provisions to eliminate such illegality or unenforceability.


        Section 11:  Counterparts

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.


        Section 12:  Product Liability; Conduct of Business

        12.1 CDC shall, at all times during the term of this Agreement and thereafter, indemnify, defend and hold Membrex harmless against all claims and expenses, including legal expenses, and reasonable attorneys fees, arising out of the death of or injury to any person or persons or out of any damage to property and against any other claim, proceeding, demand, expense and liability of any kind whatsoever (other than patent infringement claims) resulting from the production, manufacture, sale, use, lease, distribution, consumption or advertisement of Products, Disposables, Membranes, Test Kits, Reagents, or Services arising from any right or obligation of CDC or any sub-licensee hereunder.

        12.2 CDC warrants that it now maintains and will continue to maintain liability insurance coverage appropriate to the risk involved in engaging in the activities contemplated by this Agreement, including marketing the products subject to this Agreement, and that such insurance coverage lists and will continue to list Membrex as additional insured. Upon request, CDC will present evidence to Membrex that the coverage is being maintained. In addition, CDC shall provide Membrex with at least 30 days prior written notice of any change in or cancellation of the insurance coverage.


        Section 13:  Use of Names

        13.1 CDC and its sub-licensee(s) shall not use Membrex's name in sales promotion, advertising, or any other form of publicity or in any other way without the prior written approval of Membrex except in CDC and sub-licensee internal corporate documents or to indicate that CDC is a licensee of Membrex. In no event shall CDC's or any sub-licensee's use of Membrex's name suggest any sponsorship by, approval of, or association with Membrex other than as a licensee. Membrex agrees that CDC can sell the Product under its own trade mark and/or trade name. CDC also agrees that labels for its Product will also display the appropriate Membrex patent numbers and the Membrex trademark as mutually agreed between the parties.

               The Products, Disposables and Membranes which are manufactured, distributed and sold by CDC in accordance with this Agreement and the LLC Agreement shall contain such patent and trademark marking(s) as Membrex, in its sole discretion, may determine, by written notice to CDC, are reasonable necessary or desirable. The Products, Disposables and Membranes which are manufactured by or for CDC and which bear, are sold under, incorporate, or otherwise utilize any TRADEMARKS or licensed patents of Membrex shall be of substantially the same quality as are presently being manufactured by Membrex.

               The parties acknowledge that Membrex will have sufficient control over and right to inspect the particular Products and Disposables which will be manufactured by or for and/or sold by CDC hereunder to permit Membrex to assure itself of the quality of the goods and that proper patent and trademark markings are being applied. CDC shall submit for inspection and approval by Membrex a representative sample of each type of Product and/or Disposable which CDC desires to manufacture, have manufactured, sell or lease and unless Membrex informs CDC of its disapproval in writing within ten (10) business days after the receipt by Membrex of such sample, Membrex will be deemed to have consented. Once Membrex has consented with respect to a type of Product or Disposable, CDC shall not in any way alter the design of or patent or trademark markings on that Product or Disposable without Membrex's further consent.


        Section 14:  Force Majeure

        Neither party shall be liable for damages due to delay or failure to perform any obligation under this Agreement (other than payment of money) if such delay or failure results directly or indirectly from circumstances beyond the reasonable control of such party. Such circumstances shall include but shall not be limited to acts of God, acts of war, civil commotions, riots, strikes, lockouts or other labor disturbances, accident, fire, water damage, flood or other natural catastrophe. Any party affected by a condition of Force Majeure shall use reasonable efforts to remedy such conditions to enable itself to resume performance, except that no party shall be obligated to settle a strike, lockout or other labor disturbance on terms other than at its complete discretion.

          Notwithstanding the foregoing, in the event that Membrex fails to perform any of its obligations under this Agreement for any of the reasons set forth in this Section, Membrex shall immediately notify CDC in writing of Membrex's failure to perform. After such immediate written notification or after notification by CDC to Membrex, whichever is sooner, Membrex shall be entitled to one hundred and eighty (180) days to cure its failure to perform. In the event that Membrex has not cured its failure to perform in this one hundred and eighty (180) day period, CDC shall then be entitled to exercise its rights pursuant to Section 3. CDC may also begin to manufacture Membranes for use in the Product and Disposables only if Membrex fails to cure any non-performance to supply Membranes within 180 days when such non-performance begins. In the event that Membrex is again able to supply Membrane, CDC will immediately stop manufacturing Membrane and again purchase Membrane from Membrex.

        Section 15:  Miscellaneous

        This Agreement shall be construed in accordance with the laws of the State of Delaware. If any provisions of this Agreement are or shall come into conflict with the laws or regulations of any jurisdiction or any governmental entity having jurisdiction over the parties or this Agreement, those provisions shall be deemed automatically deleted, if such deletion is allowed by relevant law, and the remaining terms and conditions of this Agreement shall remain in full force and effect. If such a deletion is not so allowed or if such a deletion leaves terms clearly illogical or inappropriate in effect, the parties agree to substitute new terms similar in effect to the present terms of this Agreement as may be allowed under the applicable laws and regulations.


        Section 16:  Notices

        Any notices required to be given pursuant to the provisions of this Agreement shall be in writing and shall be deemed to have been given at the earlier of the time when actually received as a consequence of any effective method of delivery, including but not limited to hand delivery, transmission by telefax, or delivery by a professional courier service or the time when sent by certified or registered mail addressed to the party for whom intended at the address below or at such changed address as the party shall have specified by written notice, provided that any notice of change of address shall be effective only upon actual receipt.

        (a)  Clearwater Diagnostics Company, LLC
              Attention:  Manager                           Attention: President
              56 Evergreen Drive               and          155 Route 46 West
              Portland, Maine  04103                        Fairfield, NJ  07004


        (b)   Membrex Inc.
               155 Route 46 West
               Fairfield, NJ  07004


        Section 17:  Arbitration

        In the event a dispute, claim or controversy shall arise between the Parties with respect to any provision of this Agreement, or the interpretation of performance hereof or thereof, and such is declared by written notice from one party to the other, the Parties agree to negotiate in good faith toward resolution of the dispute. If such dispute cannot be resolved within a period of thirty (30) days after such notice is given, either party may submit the dispute to arbitration. Such dispute shall be settled by arbitration under the laws of the State of Delaware, in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "AAA"). In rendering its decision, the arbitration tribunal shall apply the substantive laws of the State of Delaware and interpret this Agreement in accordance with its terms. The determination of the arbitration tribunal shall be conclusive and binding upon the Parties hereto. The dispute will be decided by a panel of three arbitrators to be appointed as provided in Section 13 of the AAA Commercial Arbitration Rules.

         The award of the arbitration tribunal may be, alternatively or cumulatively, for monetary damages, an order requiring the performance of non-monetary obligations (including specific performance) or any other appropriate order or remedy. The arbitrators may issue interim awards and order any provisions or measures which should be taken to preserve the respective right of either party. The decision of the arbitrators may be enforced in any tribunal of competent jurisdiction.

        Each party shall bear its own costs and expenses of the arbitration, and the Parties shall share equally the cost of the arbitrators; provided that any party instituting a claim or providing a defense under this Section which the tribunal shall declare to be frivolous shall pay all costs and expenses, including attorney's fees and costs, incurred in connection with such arbitration.

           The arbitration procedure herein shall be the exclusive remedy available to the Parties hereunder to resolve any dispute, claim or controversy arising hereunder.


        Section 18:  Integration.

        This Agreement constitutes the full understanding between the parties with reference to the subject matter hereof, and no statements or agreements by or between the parties, whether orally or in writing, except as provided for elsewhere herein, made prior to or at the signing hereof, shall vary or modify the written terms of this Agreement. Neither party shall claim any amendment, modification, or release from any provisions of the Agreement by mutual agreement, acknowledgment, or otherwise, unless such mutual agreement is in writing, signed by the other party and specifically states that it is an amendment to this Agreement.



IN WITNESS THEREOF, the parties hereto have duly executed this Agreement on the dates indicated below.

Clearwater Diagnostics Company, LLC

By:   /s/:  Malcolm R. Kahn,    /s/:  Thomas C. Hatch ,  its Managers.


Date:           9/17/96       :


Membrex Corporation

By: /s/:  Malcolm R. Kahn,  its President.


Date:           9/17/96         :